Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum to present at 2009 CAPP Investment Symposium

     CALGARY, June 11 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce that Tim Granger, President & CEO, will present at
8:00 am MST (10:00 am EST) on Monday, June 15, 2009 at the 2009 Canadian
Association of Petroleum Producers Oil and Gas Investment Symposium in
Calgary.
     Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 09:00e 11-JUN-09